Exhibit 99.1

30 April 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Golar LNG Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of Golar LNG Limited dated 30 April 2015. We agree with the statements concerning our Firm in such Form 20-F.

Yours faithfully

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, United Kingdom
As Auditors of Golar LNG Limited

Change in Registrant’s Certifying Accountant
On August 14, 2014, our Audit Committee (the “Audit Committee”) and Board of Directors approved the appointment of Ernst & Young LLP (“Ernst &Young”) as our principal accountants. PricewaterhouseCoopers LLP was previously our principal accountants. Following the Audit Committee’s approval of Ernst & Young, PricewaterhouseCoopers LLP was dismissed.

The audit report of PricewaterhouseCoopers LLP on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of December 31, 2012 there was a material weakness identified in Management’s report on internal controls over financial reporting whereby we did not maintain effective controls over the accounting for our investments in equity securities. Controls were not designed appropriately to monitor for triggering events which require the reconsideration of control and consolidation and to assess the impact of those triggering events. As a result, the effect of a change in how the board members of Golar LNG Partners LP are appointed arising at its first Annual General Meeting was not identified on a timely basis as a trigger event resulting in deconsolidation. This material weakness was subject to discussion between the Audit Committee and PricewaterhouseCoopers LLP and the Company has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of Ernst & Young concerning this matter.

We have requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 30, 2015, is filed as Exhibit 99.1 to this Form 20-F.